SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON Q1/2013 Earnings affected by inventory write-downs and restructuring costs
Order intake in Q1/2013 remains subdued

Aachen, Germany, April 23, 2013 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG), a leading provider of deposition equipment to the semiconductor industry, today announces preliminary results for the first quarter of fiscal year 2013. The quarterly results were significantly affected by inventory write-downs and restructuring costs.

To better reflect the ongoing uncertainty in demand as well as the technological improvement of the AIXTRON product portfolio, Management executed a further review of all inventories in Q1/2013.

Consequently, Management decided on additional write-downs in the range of approximately EUR 43.0m.

Moreover, the Company has recorded restructuring expenses of approximately EUR 6.1m, mainly in conjunction with the initiated staff reduction measures in Germany. The revenue figure for Q1/2013 amounted to EUR 40.2m. Due to the aforementioned special items, the gross profit was EUR -48.0m and the operating result (EBIT) came to EUR -76.3m.

Free Cash Flow came in at EUR 9.3m and cash and cash equivalents including cash deposits as per March 31, 2013 amounted to EUR 219.9m. Order intake in Q1/2013 remained subdued at EUR 29.9m.

Quarterly Financial Report
As planned, AIXTRON will publish its quarterly financial report for the first quarter 2013 before the start of trading in Germany on Thursday, April 25, 2013. On the same day, AIXTRON will host a financial analyst and investor conference call to review the first quarter 2013 results at 3:00pm CEST.

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49 (241) 8909-444
F: +49 (241) 8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements
This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON SE, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444,
Fax: +49 241 8909 445
invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	April 23, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO